Delaware

PAGE   1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "COURT INNOVATIONS INCORPORATED", FILED IN THIS OFFICE ON THE SECOND DAY OF OCTOBER, A.D. 2014, AT 10:33 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.





Jeffrey W. Bullock, Secretary of State

5472324   8100

141249098

AUTHENTICATION: 1750680

DATE: 10-02-14

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:33 AM 10/02/2014
FILED 10:33 AM 10/02/2014
SRV 141249098 - 5472324 FILE

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION
OF COURT INNOVATIONS INCORPORATED

Court Innovations Incorporated, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"), does hereby certify:

FIRST: That the Board of Directors of the Corporation adopted the following resolution by unanimous written consent, proposing and declaring advisable the following amendment to the Certificate of Incorporation of said Corporation:

RESOLVED, that the Certificate of Incorporation of the Corporation be amended by changing Article FOURTH so that, as amended, said Article shall be and read as follows:

"FOURTH: The total number of shares of capital stock which the Corporation has authority to issue is 4,400 shares of common stock, $0.001 par value per share. The designation and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof are as follows: none."

SECOND: In lieu of a meeting and vote of the stockholders, the stockholders have given unanimous written consent to said amendment in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware.

THIRD: That the aforesaid amendment was duly adopted in accordance with the applicable provisions of Sections 242 and 228 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this Certificate of Amendment to be signed this 27th day of August, 2014.

COURT INNOVATIONS INCORPORATED



By:_____
Name: Benjamin Gubernick
Its: Secretary

10260316.1





Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "COURT INNOVATIONS INCORPORATED", FILED IN THIS OFFICE ON THE EIGHTH DAY OF DECEMBER, A.D. 2016, AT 11:39 O`CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE KENT COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5472324 8100
SR# 20166973417

Authentication: 203478281
Date: 12-08-16

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION OF COURT INNOVATIONS INCORPORATED

Court Innovations Incorporated, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation"),

DOES HEREBY CERTIFY:

FIRST: That the name of this Corporation is Court Innovations Incorporated and that this corporation was originally incorporated pursuant to the General Corporation Law on January 27, 2014 under the name Court Innovations Incorporated.

SECOND: That the Board of Directors of the Corporation duly adopted a resolution setting forth a proposed amendment to the Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Article FOURTH of the Certificate of Incorporation of the Corporation be amended to read in its entirety as follows:

"FOURTH:

A. Stock Split. Upon the effectiveness of this Certificate of Amendment of the Certificate of Incorporation, a forward stock split of this Corporation's Common Stock (as defined below) shall become effective such that (i) every one (1) share of Common Stock outstanding immediately prior to the filing of this Certificate of Amendment shall be automatically converted into one thousand (1,000) shares of Common Stock without any further action by the holder thereof (the "Stock-Split"). No fractional shares shall be issued in connection with the Stock-Split, and the aggregate number of shares of Common Stock, as applicable, to be issued to particular stockholders shall be rounded down to the nearest whole share and any stockholder who would otherwise be entitled to receive a fractional share as a result of such Stock-Split shall receive in lieu thereof cash in the amount equal to such fraction multiplied by the fair market value of the common, as applicable, as of the effective filing of this Certificate of Amendment, as determined by the Board of Directors of this Corporation. The Stock-Split shall occur whether or not certificates representing any shareholder's shares held prior to the Stock-Split are surrendered for cancellation.

B. Authorization of Stock. After giving effect to the Stock Split, this Corporation is authorized to issue one class of stock to be designated "Common Stock," par value of $0.001 per share. The total number of shares which the Corporation is authorized to issue 6,000,000. The designation and the powers, preferences and rights, and the qualifications, limitations or restrictions thereof are as follows: none."

THIRD: That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law.

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IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its President this 8th day of December, 2016.

/s/ Mary Jo Cartwright

Mary Jo Cartwright
President

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its President this _8th_ day of December, 2016.



_____

Mary Jo Cartwright
President